

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

Via E-mail
Wilfred Chow
Chief Financial Officer
SearchMedia Holdings Limited
Floor 13, Central Modern Building
468 Xinhui Road
Shanghai, China 200060

> **Re:** **SearchMedia Holdings Limited**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 30, 2011**
> **Response dated April 12, 2012**
> **File No. 333-158336**

Dear Mr. Chow:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ending December 31, 2010

Risk Factors, page 6

Unauthorized use of our intellectual property by third parties, and the expenses…, page 13

1. We note your response to comment 2 from our letter dated March 26, 2012 including the statement that you have suspended your trademark application for SearchMedia because you believe it is non-essential to your business. Please tell us more about what trade names, if any, you do substantially rely on for the development of your business. If you rely on a trade name, please discuss whether that name has been successfully registered under trademark with the proper government office.

Wilfred Chow
SearchMedia Holdings Limited
April 20, 2012
Page 2

<u>Our Business, page 26</u>

<u>General</u>

2. We note your response to comment 5 from our letter dated March 26, 2012. Please revise
    your disclosure to tell us more about the terms of the cooperative agreements in place
    between you and your business partners. For example, but not limited to, discuss the
    number of these agreements in place, which party holds the right of termination, the
    general length of term of an agreement, and terms for an option to renew. Lastly, discuss
    the timeline for when the agreements currently in place are set to expire or otherwise be
    terminated e.g., the majority or a significant amount will expire in 2012.

<u>Critical Accounting Policies and Estimates, page 44</u>

<u>Impairment of long-lived assets</u>

<u>Impairment of goodwill, page 46</u>

3. We note that you have recognized significant goodwill impairment charges in the years
    ended December 31, 2009 and 2010. You should expand your MD&A to discuss your
    expectations regarding your future operating results and liquidity as a result of taking
    these impairment charges. You should clearly explain to your investors, if true, that you
    expect that historical operating results will not be indicative of future operating results.
    You should also discuss the primary drivers in your assumptions that resulted in the
    goodwill impairment charges. For instance, did you significantly reduce projected future
    revenues or net cash flows or increase the discount rates? In addition, discuss whether and
    when you considered a recovery of the economy in your cash flow projections. Please
    provide us with your proposed disclosures.

<u>Liquidity and Capital Resources, page 54</u>

4. We note your response to comment 17 from our letter dated March 26, 2012. Please
    confirm in your response that you will file the Ad-Icon Shanghai SAIC business license in
    future filings.

You may contact Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Joshua Weingard
        Corporate Counsel